 EXHIBIT 99.4

Mogo Appoints KPMG as the Company’s Auditor

Vancouver, British Columbia, September 16, 2019 – Mogo Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, announces that it has changed its auditors from MNP LLP (“MNP”) to KPMG LLP ("KPMG") effective September 16, 2019.

The board of directors of the Company appointed KPMG as the Company's auditor effective September 16, 2019 until the next annual general meeting of shareholders of the Company. MNP resigned as auditors of the Company effective September 16, 2019.

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Company has filed a Notice of Change of Auditor, together with response letters from MNP and KPMG as required by NI 51-102. There were no “reportable events”, as such term is defined in NI 51-102.

About Mogo

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them improve their finances. Users can sign up for a free MogoAccount in only three minutes and get access to six products including free credit score monitoring, identity fraud protection with MogoProtect, MogoSpend, a digital spending account with a Platinum Prepaid Visa® Card, MogoMortgage featuring some of the lowest rates in Canada, MogoCrypto which offers a simple way to invest in bitcoin, and access to a full range of personal loans with MogoMoney. The platform has been purpose built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than 900,000 members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954